SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 31136]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

June 27, 2014

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of June, 2014. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on July 22, 2014, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Dreyfus LifeTime Portfolios Inc. [File No. 811-7878]
Dreyfus Dynamic Alternatives Fund, Inc. [File No. 811-22361]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On December 5, 2012, and April 13, 2012, respectively, applicants made liquidating distributions to their shareholders, based on net asset value. Expenses of approximately $785, and $608, respectively, incurred in connection with the liquidations were paid by The Dreyfus Corporation, applicants' Investment adviser.

Filing Date: The applications were filed on June 12, 2014.

Applicants' Address: c/o The Dreyfus Corporation, 200 Park Ave., New York, NY 10166.

Security Large Cap Value Fund [File No. 811-487]
Security Mid Cap Growth Fund [File No. 811-1316]
Security Income Fund [File No. 811-2120]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to corresponding series of Guggenheim Funds Trust, and on January 28, 2014, made distributions to their shareholders based on net asset value. Expenses of $10,626, $17,185 and $349,480, respectively, incurred in connection with the reorganizations were paid by each applicant and Security Investors, LLC, applicants' investment adviser.

Filing Date: The applications were filed on May 30, 2014.

Applicants' Address: 805 King Farm Blvd., Suite 600, Rockville, MD 20850.

Hennessy Funds Inc. [File No. 811-7493]
Hennessy Mutual Funds Inc. [File No. 811-7695]
Hennessy SPARX Funds Trust [File No. 811-21419]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment

company. Each applicant transferred its assets to Hennessy Funds Trust, and on February 28,

2014, made distributions to its shareholders based on net asset value. Expenses of $49,000

incurred in connection with the reorganizations were paid by Hennessy Advisors, Inc.,

investment adviser to applicants and the acquiring fund.

Filing Date: The applications were filed on June 16, 2014.

Applicants' Address: 7250 Redwood Blvd., Suite 200, Novato, CA 94945.

First Trust Municipal Target Term Trust [File No. 811-22267]
First Trust Global Equity Dividend Fund [File No. 811-22627]
First Trust Strategic Allocation Fund [File No. 811-22629]
First Trust Global Resource Solution Fund [File No. 811-22630]
First Trust Diversified Short Duration Fund [File No. 811-22751]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicants have never made a public offering of their

securities and do not purpose to make public offerings or engage in business of any kind.

Filing Date: The applications were filed on May 30, 2014.

Applicants' Address: 120 East Liberty Dr., Suite 400, Wheaton, IL 60187.

Fidelity Account II of Monarch Life Insurance Company [File No. 811-5991]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an

investment company. Applicant has never made a public offering of its securities and does not

propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on December 11, 2013, and amended on May 15, 2014.

Applicant's Address: Monarch Life Insurance Company, 330 Whitney Ave., Suite 500, Holyoke, MA 01040.

Symetra Mutual Funds Trust [File No. 811-22653]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 27, 2013, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $367,623 incurred in connection with the liquidation were paid by Symetra Investment Management, Inc., applicant's investment adviser.

Filing Date: The application was filed on March 4, 2014.

Applicant's Address: 777 108th Avenue NE, Suite 1200, Bellevue, WA 98004-5135.

Wegener Investment Trust [File No. 811-21860]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 30, 2013, applicant made a liquidating distribution to its shareholders, based on net asset value. Anticipated expenses of $50.00 incurred in connection with the liquidation will be paid by Wegener, LLC, applicant's investment adviser.

Filing Dates: The application was filed on May 14, 2014, and amended on June 24, 2014.

Applicant's Address: 3350 Monarch Ln., Annandale, VA 22003.

Special Value Expansion Fund, LLC [File No. 811-21629]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering.   Applicant currently has fewer than 100 beneficial owners (within the meaning of section 3(c)(1)) and intends to continue operating as a private fund in reliance on section 3(c)(1) of the Act.   Applicant has notified its beneficial owners that certain legal protections afforded to shareholders of an investment company registered under the Act will no longer apply.

<u>Filing Dates</u>: The application was filed on January 6, 2014, and amended on February 21, 2014, April 7, 2014, and May 1, 2014.

<u>Applicant's Address</u>: 2951 28th St., Suite 1000, Santa Monica, CA 90405.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary

.